

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Paul Beldin
Chief Financial Officer
Apartment Income REIT Corp.
Apartment Income REIT, L.P.
4582 South Ulster Street, Suite 1700
Denver, CO 80237

> **Re: Apartment Income REIT Corp.**
> **Apartment Income REIT, L.P.**
> **Form 10-K for the year ended December 31, 2022**
> **File Nos. 000-24497 and 001-39686**

Dear Paul Beldin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction